Room 4561
				January 11, 2006



Mr. Dennis H. Bunt
Chief Financial Officer
Authentidate Holding Corp.
2165 Technology Drive
Schenectady, NY 12308

      Re:	Authentidate Holding Corp.
		Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 13, 2005
		Form 10-Q for the Fiscal Quarter Ended September 30,
2005
		Filed November 9, 2005
			File No. 000-20190


Dear Mr. Bunt:

      We have reviewed your response letter dated November 8, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-11

1. We have read your response to prior comment number 5. Please tell us more about the products or services for which VSOE has been established in this manner. For each such product or service, indicate when you first began recognizing revenue and when separate sales were subsequently made.

2. Your response to prior comment number 6 indicates that you recognize revenue from contracts that include transaction based elements "over the estimated life of the contract." Please clarify for us the pattern of revenue recognition (e.g, ratable, proportional performance, etc.) and explain how you determine the estimated life of each contract. As part of your response, explain the impact of the carryover provisions on the pattern of recognition.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Item 1.  Financial Statements

Consolidated Statements of Operations, page 4

3. Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided the disclosures required by paragraphs
64, 65, 84, and A240 through A242 in the interim period in which SFAS
123R was first adopted. In addition, tell us how you considered the disclosure requirements of Section F of the SAB.

Consolidated Statements of Cash Flow, page 5

4. Please explain to us how you determined the classification of cash flows related to your short-term restricted cash balances and refer to the authoritative literature that supports that classification.

Item 4.  Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 52

5. We note the changes made to your disclosures in response to prior comment number 1. You continue to disclose your "effective" conclusion, but do not indicate that this conclusion is at the "reasonable assurance level." Please revise your disclosures to comply with the guidance in Section II.F.4 of SEC Release No. 33-8238.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.


Sincerely,



      Brad Skinner
							Accounting Branch Chief

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Mr. Dennis H. Bunt
Authentidate Holding Corp.
January 11, 2006
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